DREYFUS INSTITUTIONAL RESERVES FUNDS Q. 77.M.

At an Organizational Meeting held on March 25, 2008, Board members approved the creation of a new Massachusetts business trust, Dreyfus Institutional Reserves Funds (the “Trust”), and the establishment of four new series of the Trust (each series, an “Acquiring Fund”). In addition, Board members approved separate Agreements and Plans of Reorganization (each, a “Plan”) on behalf of the Acquiring Funds of the BNY Hamilton Funds, Inc. on behalf of its four money market series (each series, a “BNY Money Fund”). Pursuant to the plans, subject to approval of the shareholders of the BNY Money Funds, each BNY Money Fund will transfer of all its assets and liabilities to the corresponding Acquiring Fund, in exchange for the corresponding Acquiring Fund’s shares having an aggregate net asset value of the relevant BNY Money Fund’s shares as described below (each, a “Reorganization”).

On April 16, 2008, the Board of the BNY Money Funds, Inc., on behalf of the BNY Money Funds, approved each Plan and Reorganization. Thereafter, at Special Meetings of Shareholders held on July 16, 2008 and August 7, 2008, shareholders of each BNY Money Fund voted to approve the Plan and reorganization with respect to their Fund. The votes of each Acquiring Fund’s shareholders were not solicited because their approval or consent was not required for any Reorganization.

After the close of business on September 12, 2008, the Reorganization of each BNY Money Fund was consummated with respect to its Plan, and each Acquiring Fund inherited the performance and financial records of the corresponding BNY Money Fund. Holders of Institutional shares, Hamilton shares, Agency shares, Premier shares and Classic shares of each BNY Money Fund, as applicable, received the corresponding class of shares of the relevant Acquiring Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in the BNY Money Fund at the time of the Reorganization. Each BNY Money Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter each BNY Money Fund was terminated as a series of BNY Hamilton Funds, Inc.